Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17, Shanghai, 200120,
Peoples Republic of China
Tel: +86 (21) 6888-8886

November 24, 2010

VIA FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Ossen Innovation Co., Ltd.
Pre-effective Amendment 3 to Registration Statement on Form F-1
Filed November 19, 2010
File No 333-168496

Dear Ms. Long:

On behalf of Ossen Innovation Co., Ltd. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated November 24, 2010 relating to the above-captioned registration statement on Form F-1.  Captions and page references herein correspond to those set forth in the registration statement, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus’ Front Cover Page

1.	Please remove the words "Joint Book Runner" from the prospectus' front cover page.

In response to the Staff’s comment, we have removed the words “Joint Book Runner” from the prospectus’ front cover.

Tax, page 79

2.
We note the reference to PRC counsel in the fourth paragraph. Please identify PRC counsel, and file PRC's consent as an exhibit to the registration statement. Alternatively, please delete the reference to PRC counsel.

In response to the Staff’s comment, we have deleted the reference to PRC counsel.

Dr. Liang Tang
November 24, 2010

Exhibit 5.1

3.	Please refer to comment five in our letter dated November 8, 2010. The opinion remains undated. Please have counsel provide a dated opinion.

For the Staff’s information, we will file an executed copy of our counsel’s opinion in a subsequent amendment to the registration statement and will incorporate the Staff’s comment.

4.	Please have counsel delete the word "solely" and the second sentence in the opinion's last paragraph since investors are entitled to rely on the opinion.

For the Staff’s information, we will file an executed copy of our counsel’s opinion in a subsequent amendment to the registration statement and will incorporate the Staff’s comment.

5.	Counsel must consent to the reproduction of the opinion as an exhibit and being named in the registration statement. Please have counsel provide its consent.

For the Staff’s information, we will file an executed copy of our counsel’s opinion in a subsequent amendment to the registration statement and will incorporate the Staff’s comment.

Exhibits 23.3 and 23.4

6.	Since exhibits 8.2 and 8.3 have been removed in response to prior comment 3, please remove the related consents.

In response to the Staff’s comment, we have removed the consents related to exhibits 8.2 and 8.3.

Sincerely,

/s/ Wei Hua Wei Hua Chief Executive Officer

cc:	Christopher S. Auguste, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.